                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                           (Amendment No. 1)/1/

                          TresCom International, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                   Common Stock, par value $.0419 per share
________________________________________________________________________________
                        (Title of Class of Securities)

                                  895307 10 6

________________________________________________________________________________
                                (CUSIP Number)

                 Primus Telecommunications Group, Incorporated
                              1700 Old Meadow Rd.
                               McLean, VA 22102
                                (703) 902-2800

________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                April 16, 1998

________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

__________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

                                 SCHEDULE 31D

-----------------------                                  ---------------------
  CUSIP NO. 895307 10 6                                    PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Primus Telecommunications Group, Incorporated
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*  OO


------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          6,570,095 Shares
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             N/A
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          N/A
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          N/A
------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      6,570,095 Shares
------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [_]
------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      54.2%
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------

                               Page 2 of 6 Pages

                            SCHEDULE 13D STATEMENT
                            ----------------------

ITEM 1    SECURITY AND ISSUER:
          --------------------

               This Amendment No. 1 amends and supplements the statement on
Schedule 13D, dated March 12, 1998 (the "Original Schedule"), (as amended, the "Schedule 13D"), of Primus Telecommunications Group, Incorporated ("Primus"), with respect to shares of Common Stock (the "Common Stock"), par value $.0419 per share, of TresCom International, Inc. (the "Issuer") as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          --------------------------------------------------

               Item 3 is amended to report that, in addition to that set forth in the Original Schedule, as of April 16, 1998, Primus, Taurus Acquisition Corporation, a Florida corporation and a wholly-owned subsidiary of Primus ("TAC"), and the Issuer, entered into Amendment No. 2 to Agreement and Plan of Merger (the "Amendment"), dated as of February 3, 1998, by and among Primus, TAC and the Issuer, and as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of April 8, 1998, by and among Primus, TAC and the Issuer (as amended, the "Merger Agreement"). In connection with the Amendment, as of April 16, 1998, Warburg, Pincus Investors, L.P. ("Warburg, Pincus") agreed to amend the stockholder agreement by and among Primus, TAC, K. Paul Singh and Warburg, Pincus, dated as of February 3, 1998 (the "Amendment to the Stockholder Agreement"). Also in connection with the Amendment, as of April 16 1998, Messrs. Wesley T. O'Brien and Rudolph McGlashan agreed to amend their voting agreements between each of them on the one hand, and Primus on the other hand, dated as of February 3, 1998 (the "Amendment to the Issuer Voting Agreements", collectively with the Amendment to the Stockholder Agreement, the "Amendments to the Issuer Shareholder Agreements").

                               Page 3 of 6 Pages

ITEM 4.        PURPOSE OF TRANSACTION.
               -----------------------

               Item 4 is amended to report that, in addition to that set forth in the Original Schedule, the purpose of the Amendments to the Issuer Shareholder Agreements was to provide Primus with additional inducement to effect the merger.

ITEM 5         INTEREST IN SECURITIES OF THE ISSUER
               ------------------------------------

               Item 5 is amended to report:

     (A) As of April 16, 1998, Primus beneficially owns 6,813,408 shares or approximately 52.78% of the outstanding Common Stock.

     (B)  Primus has the sole power to vote the shares.

     (C)  Not applicable.

                               Page 4 of 6 Pages

     (D)  Not applicable.

     (E)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          ------------------------------------------------------

          Item 6 is amended to report that pursuant to the Amendments to the Issuer Shareholder Agreements, Warburg, Pincus, and Messrs. O'Brien and McGlashan agreed to grant Primus options to purchase their shares of Issuer common stock at an exercise price per share of $12.00 (based on the volume-weighted average sales price per share of Primus common stock for the 20 trading-day period ending on the third trading day prior to the exercise of the option), payable in shares of Primus common stock, if the Merger Agreement terminates under defined circumstances. The defined circumstances under which the options may be exercised by Primus are those in which the Merger Agreement would be terminated by either Primus or the Issuer and Primus would be entitled to the termination fee as provided for in the Merger Agreement. Additionally, pursuant to the Amendment to the Stockholder Agreement, if the option granted by Warburg, Pincus is exercised, Warburg, Pincus has agreed to use its reasonable best efforts to cause the existing Warburg, Pincus designees to the Issuer board of directors to resign, and upon such resignations, Issuer has agreed to use its reasonable best efforts to restructure the Issuer board of directors so that designees of Primus constitute a majority of the members of the Issuer board of directors. Primus also agreed, if it exercises the option granted by Warburg, Pincus, to offer to acquire all outstanding shares of Issuer common stock not otherwise owned by Primus or its affiliates, at the same price paid to Warburg, Pincus, and payable in shares of Primus common stock. The termination provisions of the Amendments to the Issuer Shareholder Agreements were also amended to provide for the survival of the irrevocable proxy so long as the options are exercisable, and for the survival of the option beyond the termination of the Issuer Shareholder Agreements.

          The foregoing summary of the Amendment and the Amendments to the Issuer Shareholder Agreements is qualified in its entirety by reference to the amendments which are filed as exhibits to this Schedule 13D reference to which is hereby made for the full text thereof.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.
               --------------------------------

          1. Amendment No. 2 to Agreement and Plan of Merger by and among Primus, TAC, and the Issuer, dated as of April 16, 1998.

          2. Amendment No. 1 to Stockholder Agreement by and among Primus, TAC, K. Paul Singh, Warburg, Pincus and the Issuer dated as of April 16, 1998.

          3. Amendment No. 1 to Voting Agreement by and between Primus and Wesley T. O'Brien, dated as of April 16, 1998.

          4. Amendment No. 1 to Voting Agreement by and between Primus and Rudolph McGlashan, dated as of April 16, 1998.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED



April 23, 1998      By:  /s/ Neil L. Hazard
                         ---------------------------------
                              Neil L. Hazard,
                              Executive Vice President

                               Page 6 of 6 Pages

Schedule A is amended and restated as follows:

                                  SCHEDULE A
                                  ----------

------------------------------------------------------------------------------
NAME                    CITIZEN-SHIP  POSITION WITH           PRESENT
                                      PRIMUS                  PRINCIPAL
                                                              OCCUPATION
------------------------------------------------------------------------------
K. Paul Singh           United        Chairman of             President of
c/o Primus              States of     the Board,              Primus
Telecommunications      America       Chief
Group, Inc.                           Executive
1700 Old Meadow Rd.                   Officer and
McLean, VA 22102                      President
------------------------------------------------------------------------------
Neil L Hazard           United        Executive               Chief
c/o Primus              States of     Vice                    Financial
Telecommunications      America       President and           Officer of
Group, Inc.                           Chief                   Primus
1700 Old Meadow Rd.                   Financial
McLean, VA 22102                      Officer
------------------------------------------------------------------------------
John F. DePodesta       United        Executive               Executive Vice
c/o Primus              States of     Vice                    President of
Telecommunications      America       President --            Primus
Group, Inc.                           Law and
1700 Old Meadow Rd.                   Regulatory
McLean, VA 22102                      Affairs and
                                      Director
------------------------------------------------------------------------------
John Melick             United        Vice                    Vice President
c/o Primus              States of     President of            of Primus
Telecommunications      America       International
Group, Inc.                           Business
1700 Old Meadow Rd.                   Development
McLean, VA 22102
------------------------------------------------------------------------------
Ravi Bhatia             Australia     Chief                   Chief
c/o Primus                            Operating               Operating
Telecommunications                    Officer of              Officer of
Pty, Ltd.                             Primus                  Primus
55 King Street                        Telecommunica           Australia,
Melbourne, Victoria,                  tions Pty,              c/o Primus
Australia                             Ltd., a                 Telecommunicat
                                      wholly owned            ions Pty, Ltd.
                                      subsidiary of           55 King Street
                                      Primus                  Melbourne,
                                                              Victoria,
                                                              Australia
------------------------------------------------------------------------------

------------------------------------------------------------------------------
NAME                    CITIZEN-SHIP  POSITION WITH           PRESENT
                                      PRIMUS                  PRINCIPAL
                                                              OCCUPATION
------------------------------------------------------------------------------
Yousef Javadi           United        Chief                   President and
c/o Primus              States of     Operating               Chief
Telecommunications      America       Officer of              Operating
Group, Inc.                           Primus                  Officer of
1700 Old Meadow Rd.                   Telecommunica           Primus
McLean, VA 22102                      tions, Inc.,            Telecommunicat
                                      a wholly                ions, Inc.
                                      owned                   1700 Old
                                      subsidiary of           Meadow Rd.
                                      Primus                  McLean, VA
                                                              22102
------------------------------------------------------------------------------
Herman Fialkov          United        Director                Consultant to
c/o Primus              States of                             Newlight
Telecommunications      America                               Management LLC
Group, Inc.                                                   500 North Broadway
1700 Old Meadow Rd.                                           Suite 144
McLean, VA 22102                                              Jericho, NY 11753
------------------------------------------------------------------------------
David E. Hershberg      United        Director                President and
c/o Primus              States of                             Chief Executive
Telecommunications      America                               Officer of
Group, Inc.                                                   Globecomm Systems,
1700 Old Meadow Rd.                                           Inc., 45 Oser Ave.
McLean, VA 22102                                              Hauppaugge, NY
                                                              11788
------------------------------------------------------------------------------
John Puente             United        Director                Chairman of
c/o Primus              States of                             Telogy Networks,
Telecommunications      America                               Inc., 20250
Group, Inc.                                                   Century Blvd.
1700 Old Meadow Rd.                                           Germantown, MD
                                                              20874
McLean, VA 22102
------------------------------------------------------------------------------